Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Luis Garza
+52 (81) 8888-4334	+52 (81) 8888-4256	+52 (81) 8888-4136
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX AND HOLCIM AGREE ON SERIES

OF TRANSACTIONS IN EUROPE

•	CEMEX and Holcim sign binding transaction agreements

•	Received unconditional approvals from all relevant competition authorities

•	Terms unchanged for the transactions in Germany and the Czech Republic

•	In Spain, CEMEX will purchase a cement plant and a cement grinding station from Holcim

MONTERREY, MEXICO, OCTOBER 30, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has signed binding agreements with Holcim regarding the series of transactions originally announced on August 28, 2013.

The main scope of the transactions in Germany and the Czech Republic remain unchanged: CEMEX will acquire all of Holcim’s assets in the Czech Republic and will divest its assets in the western part of Germany to Holcim. In Spain, CEMEX will now acquire Holcim’s Gador cement plant (cement capacity of 0.85 million tons) and its Yeles cement grinding station (cement capacity of 0.90 million tons). Holcim will keep all its other operations in Spain.

As part of these transactions, CEMEX will pay €45 million in cash to Holcim. Once the transactions are closed, CEMEX expects a recurring improvement in its EBITDA, including synergies, of about US$20 to US$30 million.

These transactions are expected to close during the first quarter of 2015.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on Holcim, please visit: www.holcim.com

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This press release contains forward-looking statements and information that reflect CEMEX’s expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, and that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, the closing conditions not being met, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.